FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

As at June 28, 2004

CIK Number 811522

QUARTZ MOUNTAIN RESOURCES LTD.

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1020 - 800 West Pender Street, Vancouver, Canada   V6C 2V6
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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(Registrant)

/s/ Shannon M. Ross

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Shannon M. Ross

Chief Financial Officer

Date:  June 28, 2004

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS

(Prepared by management without audit)

(Stated in U.S. Dollars)

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Prepared by management without audit)

(Stated in U.S. dollars)

	April 30, 2004	July 31, 2003 (audited)

Assets

Current assets
Cash and cash equivalents	$ 737,272	$ 490,353
Receivables	7,450	8,741
	744,722	499,094

Mineral property interests (note 2)	--	21,001

	$ 744,722	$ 520,095

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 18,807	$ 27,725
Accounts payable, related parties	1,613	817
	20,420	28,542

Shareholders' equity
Share capital
Authorized
60,000,000 common shares of no par value
Issued and fully paid
11,178,315 common shares (July 31, 2003 - 9,643,315)	20,629,006	20,366,625
Contributed surplus	64,032	9,492
Deficit	(19,968,736)	(19,884,564)
	724,302	491,553

	$ 744,722	$ 520,095

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

"David S. Jennings"

"Shannon M. Ross"

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Three Months Ended April 30,		Nine Months Ended April 30,
	2004	2003	2004	2003

Expenses and other
Interest and other income	$(2,972)	$(1,628)	$(8,958)	$(7,253)
Foreign exchange (gain) loss	6,205	607	(17,693)	(10,597)
Write-down of mineral property interests	--	--	23,296	--
Property investigations	--	--	1,945	--
Corporate, general and administrative expenses	9,072	7,924	85,582	31,537
	12,305	6,903	(84,172)	(13,687)

Earnings (loss) for the period	(12,305)	(6,903)	(84,172)	(13,687)
Deficit, beginning of period	(19,956,431)	(19,907,320)	(19,884,564)	(19,900,536)

Deficit, end of period	$(19,968,736)	$(19,914,223)	$(19,968,736)	$(19,914,223)

Earnings (loss) per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	9,852,871	9,309,158	9,721,180	8,936,878

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Prepared by management without audit)

(Stated in U.S. Dollars)

	Three Months Ended April 30,		Nine Months Ended April 30,
	2004	2003	2004	2003

Operating activities
Earnings (loss) for the period	$(12,305)	$(6,903)	$(84,172)	$(13,687)
Write-down of mineral property interests	--	--	23,296	--
Changes in non-cash operating working capital
Receivables	2,539	(1,658)	1,291	(3,434)
Accounts payable - related parties	(2,529)		796	--
Accounts payable and accrued liabilities	886	22,697	(8,919)	(29,162)

Cash (used for) operating activities	(11,409)	14,136	(46,283)	(46,283)

Investing activities
Mineral property interests	--	(109)	(2,295)	(14,355)

Financing activities
Issue of common shares
- for cash	314,626	--	316,922	50,387
Cash provided by (used for) financing activities	314,626	--	316,922	50,387

Increase (decrease) in cash	303,217	14,027	246,919)	(10,251)

Cash, beginning of period	434,055	449,909	490,353	474,187

Cash, end of period	$737,272	$463,936	$737,272	$463,936

Supplementary non-cash information
Acquisition of mineral property interests	$--	$2,069	$2,295	$2,069

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended April 30, 2004 and 2003

(Prepared by management without audit)

(Stated in U.S. Dollars)

The accompanying consolidated financial statements for the interim periods ended April 30, 2004 and 2003 are prepared on the basis of accompanying principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States, and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2003.

1.

Continuing Operations

These financial statements are prepared in accordance with accounting principles applicable to a going concern.  The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company's significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company's working capital at April 30, 2004, is $724,302, sufficient to meet the Company's objectives as presently planned.  Management recognizes that the Company must generate additional resources to enable it to continue operations.  Management's plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company's exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration and development program.  However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to continue to curtail the Company's operations and exploration activities.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended April 30, 2004 and 2003

(Prepared by management without audit)

(Stated in U.S. Dollars)

2.

Mineral Property Interests

	Nine months ended April 30, 2004	Year ended July 31, 2003
Newton Hill Property, British Columbia (a)
Acquisition costs
Balance, beginning of period	$ --	$ 1,271
Written-off during the period	--	(1,271)
Balance, end of period	--	--
Ample-Goldmax Property, British Columbia (b)
Acquisition costs
Balance, beginning of period	12,915	--
Incurred during the period	2,295	12,915
Written off during the period	(15,520)	--
Balance, end of period	15,210	12,915
Exploration costs
Balance, beginning of period	8,086	--
Geological	--	8,086
Written off during the period	(8,086)	--
Balance, end of period	--	8,086
Total Mineral property interests	$ --	$ 21,001

(a)

During year ended July 31, 2003, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  The Company paid the optionors CAD$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and issued 25,000 common shares every three months thereafter for a period of three years, at the discretion of the Company.  Share payments of 100,000 common shares were made.  Cash payments of CAD$25,000 were due on the first anniversary and CAD$50,000 on the second anniversary of the approval date.  A CAD$100,000 work program within 24 months was also required.  During the nine months ended April 30, 2004, the property was returned to the vendor and the costs incurred of $23,296 were written off.

(b)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties held and, to the best of its knowledge, title to all of its properties was in good standing.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended April 30, 2004 and 2003

(Prepared by management without audit)

(Stated in U.S. Dollars)

3.

Share Capital

	Number of Shares	Amount
Balance, July 31, 2003	9,643,315	$20,366,625
Issued for mineral property interest	25,000	2,295
Private placement for cash	1,510,000	260,086
Balance April 30, 2004	11,178,315	$20,629,006

(a)

There were no stock options outstanding at April 30, 2004 and 2003.

(b)

On December 2, 2002, the Company issued 711,111 units at a price of CAD$0.1125 for gross proceeds of CAD$80,000.  Each unit is comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase a further common share exercisable until December 2, 2004 at a price of CAD$0.15 per common share.  The Company incurred professional fees of $793 in connection with this share issuance.  The share purchase warrants issued as part of this private placement, have been recorded at a fair value of $9,492 and are included in contributed surplus.

(c)

On April 19, 2004, the Company issued 1,510,000 units at a price of CAD$0.28 for gross proceeds of CAD$422,800.  Each unit is comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase a further common share exercisable until April 19, 2006, at a price of CAD$0.37 per common share.  The share purchase warrants issued as part of this private placement, have been recorded at a fair value of $54,540 and are included in contributed surplus, and $260,086 as share capital.

4.

Related Party Transactions

During the period, the Company entered into the following transactions with related parties:

(a)

The Company has paid $17,759 to a private company, for rent and administrative services, of which an officer and director of the Company is a director.

(b)

The Company paid $606 in consulting fees to a private company controlled by a director of the Company.

(c)

The Company paid $40,580 in consulting fees and reimbursement of expenses to a private company controlled by a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

April 30, 2004

Schedule A:

See unaudited consolidated financial statements attached.

Schedule B:

1.

Related Party Transactions

See note 4 to the unaudited consolidated financial statements for the nine months ended April 30, 2004.

2.

(a)

Securities issued during the three months ended April 30, 2004

Date of issue	Number	Consideration	Price (CAD)	Proceeds (CAD)	Type of Issue
April 19, 2004	1,510,000	Cash	$0.28	$422,800	Private placement

(b)

Options granted during the three months ended April 30, 2004

Nil

3.

(a)

Authorized Capital

60,000,000 common shares without par value.

Issued and Outstanding Capital at April 30, 2004

11,178,315 common shares are issued and outstanding.

(b)

(i)

Stock Options Outstanding

Nil

(i)

Warrants Outstanding

711,111 warrants at a price of CAD$0.15 expiring December 2, 2004

1,510,000 warrants at a price of CAD $0.37, expiring April 19, 2006

(c)

Shares in Escrow

None.

4.

List of Directors and Officers

David S. Jennings, President and Director

Rene Carrier, Director

Shannon M. Ross, Corporate Secretary and Director

Gordon Fretwell, Director

Brian Causey, Director

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

April 30, 2004

Schedule C:

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources

At April 30, 2004, Quartz's cash and cash equivalents amounted to $737,272, an increase of $246,919 since July 31, 2003.

The major contributors to the change in net cash position during the nine months ended April 30, 2004, were:

-Operations, which utilized net cash of $67,708, including consulting fees paid for services rendered for accounting and preparation of regulatory filings;

-Acquisition costs of $6,346 and exploration costs of $6,530 on the Ample-Goldmax property. which was written off during the period, and

-Payment of accounts payable.

-A private placement of 1,510,000 units at a price of CAD$0.28 per unit, each unit comprised of one common share and one share purchase warrant enabling the holder to acquire one common share at a price of CAD$0.37 per common share until April 19, 2006, to provide CAD$422,800 gross proceeds to the treasury.

The mining industry is capital intensive and there can be no certainty that Quartz's existing cash balances or proceeds from the sale of Quartz's common shares will provide sufficient funds for all of the Company's requirements.  Should the need arise, Quartz may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.  At July 31, 2003, share subscriptions were outstanding of CAD$7,529, which were received during the period.  At this time, Quartz does not have any unused banking commitments or lines of credit, which could provide additional working capital.

Until its sale in the year ended July 31, 2002, Quartz's primary focus was the Quartz Mountain Property in Oregon.  Quartz is continually reviewing mineral exploration properties for possible acquisition.  Any acquisition or option which would be entered into, if Quartz believes that it has sufficient future exploration potential to further the interests of the Company.  Any new acquisition must rely on new sources of financing such as the sale of common shares, which will provide working capital.

Quartz does not expect to generate revenue from the 1% Net Smelter Returns royalty it holds on the Quartz Mountain Property (1% NSR) and it is not known at this time if or when any mining would commence on the Quartz Mountain Property.  Currently, the size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims.  Seabridge will be responsible for all costs relating to the Quartz Mountain Property and Quartz's interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

During the nine months ended April 30, 2004, the Company entered into a private placement of 1,510,000 units at a price of CAD$0.28 per unit.  Each unit is comprised of one common share and one share purchase warrant, each warrant exercisable to purchase an additional common share at a price of CAD$0.37 for a two year period from the date of issuance.  Proceeds from the private placement will be used for property investigation and working capital.  Some members of the Company's management or their associates participated in the financing.

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

April 30, 2004

Results of Operations

Three months ended April 30, 2004 and April 30, 2003

The principal factors contributing to the difference between the loss of $12,305 for the three months ended April 30, 2004 ("Quarter 2004") , and the loss of $6,903 for the three months ended April 30, 2003 ("Quarter 2003"), include:

  An increase in general administrative costs from $7,924 in Quarter 2003 to $9,072 in Quarter 2004, primarily due to an increase in regulatory fees.

  An increase in revenue from interest and other income from $1,628 in Quarter 2003 to $2,972 in Quarter 2004 from investing the cash balances currently not required for operations;

  Foreign exchange losses of $6,205 in Quarter 2004 compared to $607 in Quarter 2003, due to the change in the exchange rates between the United States dollar and the Canadian dollar.  Most of the Company's excess cash balances are maintained in Canadian dollars.

Nine months ended April 30, 2004 and April 30, 2003

The principal factors contributing to the difference between the loss of $84,172 for the nine months ended April 30, 2004 ("fiscal 2004"), and the loss of $13,687 for the nine months ended April 30, 2003,  ("fiscal 2003") include:

  An increase in general administrative costs from $31,537 in fiscal 2003 to $85,582 in fiscal 2004, primarily due to payment of consulting fees and reimbursement of costs incurred of $40,580, with no comparative expense in fiscal 2003;

  An increase in revenue from interest and other income from $7,253 in fiscal 2003 to $8,958 in fiscal 2004 from investing the cash balances currently not required for operations.

  Foreign exchange gains of $17,693 in fiscal 2004, as compared to $10,597 in fiscal 2003, primarily due to the increase in the value of the Canadian dollar to the United States dollar.

  A write-off of the Ample-Goldmax mineral property interest by $23,296 in fiscal 2004 with no comparative write-off in fiscal 2003.

Accounting Principles

The above discussion of results of operations is based on the Company's unaudited consolidated financial statements for the nine months ended April 30, 2004, included herein, which are prepared using accounting principles generally accepted in Canada

Inflation and Price Changes

Inflation is not expected to have a material impact on Quartz beyond the general impact on all businesses such as higher costs of materials, services and wages.

In fiscal 2003, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  Quartz paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years (100,000 were issued), at the discretion of the Company.  Cash payments of Cdn$25,000 were due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months was also required.  During the nine months ended April 30, 2004, the Company did not make the first anniversary payment of Cdn$25,000, and as a result, the property was written off by $23,296, and the property was returned to the vendor of the property.

The Company currently has sufficient working capital to fund administrative costs for the next twelve months along with the limited exploration programs on the mineral properties that it has acquired in British Columbia.  Additional working capital will be required to fund any major exploration undertaken on its current exploration properties.  Quartz does not have the funding at this time to acquire a major acquisition, but has adequate funding to maintain its existing properties in good standing.  Quartz does not expect to generate revenue from operations for several years on its mineral property interests and it is not known at this time if or when mining will commence.  The mineral property interests are in the exploration stages and the Company does not have sufficient capital to fully explore, and if warranted, develop any of its mineral holdings.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or the proceeds from the sale of its common shares will provide sufficient funds for all of the cash requirements.  Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

At this time, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.  Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

Quartz continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company and Quartz should be able to continue to maintain this level of reduced administrative overhead in the next year by sharing office space and management with other companies.

Accounting Principles

The above discussion of results of operations is based on its audited consolidated financial statements for the years ended July 31, 2003 and 2002, which were prepared using accounting principles generally accepted in Canada.

 Form 52 - 109ft2

CEO Certification of Interim Filings During Transition Period

I, David S. Jennings, Chief Executive Office of Quartz Mountain Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and interim Filings) of Quartz Mountain Resources Ltd., (the issuer) for the interim period ending April 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

"David S. Jennings"

June 29, 2004

David S. Jennings

Date

Chief Executive Officer

Form 52 - 109FT2

CFO Certification of Interim Filings During Transition Period

I, Shannon M. Ross, Chief Financial Officer of Quartz Mountain Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and interim Filings) of Quartz Mountain Resources Ltd., (the issuer) for the interim period ending April 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

"Shannon M. Ross"

June 29, 2004

Shannon M. Ross

Date

Chief Financial Officer